YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

BROOGE ENERGY LIMITED

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this **X**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2, 3, 4, 5, 6, 7 AND 8.

Election of Directors

	FOR	AGAINST	ABSTAIN
1. To re-appoint Dr. Yousef Mahmoud Mohammad Alassaf.	☐	☐	☐
2. To re-appoint Abu Bakar Siddique Ali Chowdhury.	☐	☐	☐
3. To re-appoint Nicolaas Lammert Paardenkooper.	☐	☐	☐
4. To re-appoint Saleh Mohamed Yammout.	☐	☐	☐
5. To re-appoint Dr. Simon Victor Madgwick.	☐	☐	☐
6. To appoint Bryant Edwards.	☐	☐	☐
7. To appoint Lina Saheb.	☐	☐	☐
8. Ratification of independent registered public accounting firm.	☐	☐	☐

CONTROL NUMBER

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

Signature____________________ **Signature, if held jointly**____________________ **Date**________, **2020**

Please sign exactly as your name appears below. When shares are held by joint tenants, each should sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, or partner, please give full title as such.

Important Notice Regarding the Internet Availability of Materials for the Annual General Meeting

The Notice of Annual General Meeting and the Proxy Statement are available at https://broogeenergy.com/annual_meeting_2020/

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

BROOGE ENERGY LIMITED

The undersigned appoints ____________________, or failing him/her, Nicolaas Lammert Paardenkooper as proxy, with the power to appoint his/her substitute, and authorizes such proxy to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of Brooge Energy Limited held of record by the undersigned at the close of business on October 30, 2020 at the Annual General Meeting of Brooge Energy Limited to be held on December 18, 2020, or at any adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THIS PROXY WILL BE VOTED IN FAVOR OF PROPOSAL 1, PROPOSAL 2, PROPOSAL 3, PROPOSAL 4, PROPOSAL 5, PROPOSAL 6, PROPOSAL 7 AND PROPOSAL 8, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSON NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued, and to be marked, dated and signed, on the other side)